SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On March 18, 2011, Kathy Ordoñez, Chief Executive Officer of Celera Corporation, sent the following email to Celera Corporation employees:

From: Kathy Ordoñez

To: All Celera and BHL Employees

Subject: Quest Diagnostics to Acquire Celera

Date and time: 7am ET, Friday, March 18, 2011

Good morning everyone,

Today is a big day for Celera and Berkeley HeartLab.

This morning, we announced that Quest Diagnostics intends to acquire Celera for $8 per share, representing a transaction value of approximately $344 million, net of $327 million in acquired cash and short-term investments. The transaction is expected to close in the second calendar quarter of 2011, subject to customary closing conditions and certain regulatory approvals. Following the completion of the transaction, Quest Diagnostics intends to operate Celera as a discrete subsidiary within the Quest Diagnostics structure.

I am personally very pleased and excited about this news. Quest Diagnostics is the world’s leader in diagnostic testing, information and services. I have known Dr. Surya Mohapatra, the Chairman and CEO of the company, for many years and have found him to be a visionary leader in our industry.

Surya said in today’s press release that he expects the acquisition of Celera to significantly strengthen its leadership position in molecular diagnostics, build on its focus in cardiovascular disease, discovery and development and drive sustainable growth. Following the completion of the transaction, Quest Diagnostics will gain access to an impressive range of proprietary tests and products, Berkeley HeartLab’s cardiovascular franchise (including its specialized sales force) and a strong pipeline of biomarkers for the future.

Quest Diagnostics offers the broadest access to diagnostic testing services through its network of laboratories and patient service centers, and provides interpretive consultation through its extensive medical and scientific staff. Quest Diagnostics is a pioneer in developing innovative diagnostic tests and advanced healthcare information technology solutions that help improve patient care. Recently, the company was ranked among Fortune magazine’s ‘World’s Most Admired Companies’ for the fourth consecutive year.

And for Celera, there will be many advantages to being part of Quest Diagnostics:

•

For some time, our discovery and validation of new biomarkers has exceeded our capacity to commercialize them. Combining Celera’s expertise in genetics with Quest Diagnostics’ medical leadership, market access and scale is expected to accelerate the realization of our vision to personalize medicine. Also, we’ve been limited in our ability to work outside the cardiovascular area, despite many promising discoveries in cancer, autoimmunity, liver disease and neurology, because we had no direct access to a sales force for those disciplines. Today’s announcement about the transaction opens many new opportunities for realization of value from our discoveries.

•	BHL should also benefit from access to Quest Diagnostics’ patient service centers, other infrastructure, and expertise.

•	And lastly, the Products business will gain market knowledge and medical input from becoming part of the world’s largest customer for diagnostic products.

I also look forward to assuming my role in the combined organization. The Celera Discovery Research group, the Products business and BHL will continue to report to me, with Mike Zoccoli and Michael Mercer remaining in their current positions as leaders of the Products business and BHL, respectively.

Following completion of the transaction, we expect to maintain our discrete BHL sales force, clinical education activities, and the BHL lab in Marina Village. The Products business and our research activities in the Harbor bay facility are expected to remain in place.

While we announced the proposed transaction this morning, we still need to go through the process of obtaining regulatory approval and completing other customary conditions to closing. We currently expect the transaction to close in the second calendar quarter of 2011. Please see the attached “Rules of the Road” document for more information. It is very important during this period prior to closing that any calls from the media and other outside parties be directed to our Vice President of Corporate Affairs, David Speechly, at 510-749-1853.

I want to thank each of you and invite you to a celebratory lunch in your facility at 11:30am PT

We will be holding an all employee meeting today at 9am PT to discuss today’s exciting announcement. For those of you at Harbor Bay, please meet in room 229 of the 1311 building; Marina Village and South San Francisco employees will meet in their respective lunchrooms. For those of you who are remote, the dial-in number for the meeting is:

Dial-in Number: X-XXX-XXX-XXXX

Event ID: XXXXXX

Immediately following the 9am meeting, there will be departmental meetings as follows:

Products Business – Leader: Michael Zoccoli

Harbor Bay - remain in room 229

Discovery Research – Leader: Kathy Ordoñez and John Sninsky

Harbor Bay -1401, room 268

Finance and IT – Leader: Alf Merriweather (Dial-in: X-XXX-XXX-XXXX | Code: XXXXXXXX)

South San Francisco - lunchroom

Marina Village - small training room

Harbor Bay - 1401, room 228

Legal – Leader: Scott Milsten (Alameda will call SSF)

Harbor Bay - 1401, room 207

HR & Administration – Leader: Paul Arata

Bldg. 1311 (HR area)

BHL SSF – Leader: Michael Mercer (Dial-in: X-XXX-XXX-XXXX | Event ID: XXXXXX)

Lunchroom

Field staff may call into this webex meeting at 9:30am PT:

Webex entry link: http://emsp.intellor.com/enter

BHL Marina Village – Leader: Jean Amos Wilson

Lunchroom

BHL Field Staff – Leader : Michael Mercer

Field staff may call into either of the following meetings:

1:00 pm PDT (Dial-in: X-XXX-XXX-XXXX | Code: XXXXXXX)

2:00 pm PDT (Dial-in: X-XXX-XXX-XXXX | Code: XXXXXXX)

An additional employee presentation will be held for second shift personnel at Marina Village at 3:00 pm in the lunchroom. Dinner will be provided at 5:30 pm for this shift.

Thank you all for your continued support.

Kathy Ordoñez

CEO – Celera

Additional Information about the Transaction and Where to Find It

The tender offer with respect to this transaction has not yet commenced. This correspondence is neither an offer to buy nor a solicitation of an offer to sell any securities of Celera Corporation (or the “Company”). The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other ancillary related materials that Spark Acquisition Corporation (or “Purchaser”), a wholly owned subsidiary of Quest Diagnostics Incorporated (or “Parent”), intends to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy statement regarding the merger. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9, the proxy statement, if applicable, and related materials with respect to the tender offer, free of charge from the website of the SEC at www.sec.gov, or from the information agent and dealer manager named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company under the “Media and Investors” section of the Company’s website at www.celera.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto and any other materials relating to the tender offer that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the transactions contemplated by the Merger Agreement entered into by Parent, Purchaser and the Company on March 17, 2011, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including, among other things, the risk and uncertainty in connection with changes in reimbursement levels established by governmental and third-party payors; changing competitive markets, clinical trial data and regulatory conditions; the Company’s participation in provider networks; healthcare and other legal reforms on the state and federal levels, including Medicare contracting; competition in the healthcare and lab services industries, including competition from Applied Biosystems, Inc. (now Life Technologies); the Company’s ability to collect receivables and bill for its services; the Company’s ability to protect its position with respect to its intellectual property; liabilities relating to the Company’s split-off from Applied Biosystems, Inc. (now Life Technologies); macroeconomic conditions; conditions adversely affecting the Company’s suppliers; the interpretation of the U.S. Food and Drug Administration of the regulations governing the sale of Analyte Specific Reagents; the Company’s scientific discoveries may not be replicated in studies by other investigators, which may negatively impact the acceptance of, or reimbursement for, the Company’s diagnostic products and testing services; the Company’s dependence on Abbott Molecular to commercialize the Company’s diagnostic products; the disruption to the Company’s business that may result from the departure of sales representatives identified in the now settled litigation with a competitor; payors the Company expects to refund in connection with the Company’s review of the orders for additional testing performed on samples previously received and processed by Berkeley HeartLab, Inc. may make additional claims for money, including penalties, or may seek other remedies; adverse effects on the Company resulting from pending or future lawsuits, private action or government investigation; the additional risks and uncertainties from the restatement of the Company’s consolidated financial statements; the material adverse impact on the Company based on management’s determination that a material weakness exists in the Company’s internal control over financial reporting and the Company’s disclosure controls and procedures; and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 25, 2010. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.